August 6, 2009

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	Mangosoft, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2008
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 15, 2009
File No. 000-30781

Dear Mr. Gilmore:

This letter provides the response of Mangosoft, Inc. to your above referenced letter dated July 15, 2009.  For your convenience, we have included your comment.

1.	Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 17

Comment

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008 as required by item 308T(a) of Regulations S-K

Response.

Management did perform an assessment of internal control over financial reporting as of December 31, 2008 as required by Item 308T9a).  We will amend our filing to include revised wording for Item 9A an example of which is attached to this letter.

2.	Exhibit 31.1

Comment

We note that the certification of your Principle Executive Officer refers to “small business issuer” in a number of places.  Please revise your certification to reflect the exact wording in Item 601(b)(31) if regulation S-K.  Similar concerns apply to your form 10-Q for the fiscal quarter ended March 31, 2009.

Response.

We will amend our filing to reflect the exact wording in Item 601(b)(31) if regulation S-K.  An example is attached to this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 13

Comment

3.
The disclosures in your form 10-K for the fiscal year ended December 31, 2008 indicate that there were material weaknesses in your internal controls and therefore your disclosure controls and procedures were not effective as of December 31, 2008.  We note that as of March 31, 2009 you have concluded that your disclosure controls and procedures were effective.  Please tell us how and when the material weaknesses that existed as of December 31, 2008 were remediated.  If these material weaknesses were remediated, please explain to us how you concluded that there were not changes in our internal controls over financial reporting during the quarter ended March 31, 2009 that materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Response.

We will amend our filing to indicate that our disclosure controls and procedures are not effective.  These weaknesses have not been remediated as of March 31, 2009 and there have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2009 that materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  An example of the amended statement is attached to this letter.

Mangosoft, Inc. (the “Company) acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact me at (603)324-0400.

Very truly yours,

Mangosoft, Inc.

/s/ Selig Zises
Interim Chief Executive Officer